October 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Edwin Kim, Staff Attorney

David Edgar, Staff Accountant

Patrick Gilmore, Accounting Branch Chief

Re:	Workday, Inc.

Registration Statement on Form S-1 (Registration No. 333-183640), as amended,

and corresponding Registration Statement on Form 8-A (File No. 001-35680)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statements, we wish to advise that between October 1, 2012 and the date hereof, 10,602 copies of the Preliminary Prospectus dated October 1, 2012 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. Eastern Time on October 11, 2012 or as soon thereafter as practicable.

(Signature Page Follows)

Very truly yours,

MORGAN STANLEY & CO. LLC

As Representative of the

Prospective Underwriters

By:	/s/ Cynthia Gaylor
Name: Cynthia Gaylor Title: Managing Director

[Signature Page to Underwriter Acceleration Request]